

December 19, 2012

Via E-mail
Shaun McEwan
Chief Financial Officer
Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, Ontario, Canada K1Y 4S1

> **Re:** **Wi-LAN Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 001-35152**

Dear Mr. McEwan:

We have reviewed your letter dated October 17, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 25, 2012.

Exhibit 99.3 Audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010

Note 2. Significant Accounting Policies

Revenue Recognition, page 35

1. We have reviewed your response to prior comment 6 and we believe that litigation expenses related to the enforcement of your patents that results in a license agreement with a licensee is directly related to your revenue generating activities and should be classified as a cost of revenue. In this regard, we note that in connection with your response to prior comment 4, you state that "filing litigation is part of [y]our core business." Additionally, based on your response to prior comment 5, it does not appear

that you enter into any arrangements that solely grant a license for future use. In this regard, we note that in all cases, licenses provide for both a release of past infringement and a license to some or all of your patents for a specified period of time. Furthermore, although you indicate that most of your license agreements signed to date have been entered into without proceeding through to the judgment of a trial on the merits of any infringement litigation, it would still appear that litigation-related activities may have commenced in such instances. Finally, it should be noted that other companies in your industry classify litigation expenses related to the licensing of patents as a cost of revenue. As a result, please revise your consolidated statements of operations to include litigation expenses related to the licensing of your patents as a cost of revenue.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief